UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SurModics, Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.05 per share

(Title of Class of Securities)

868873100

(CUSIP Number of Common Stock)

Bryan K. Phillips, Esq.

Senior Vice President, General Counsel and Secretary

9924 West 74th Street

Eden Prairie, Minnesota 55344

(952) 500-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Douglas P. Long, Esq.

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South 7th Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$55,000,000	$6,303.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $55 million in aggregate of up to 3,235,294 shares of common stock, $0.05 par value, at the minimum tender offer price of $17.00 per share.
**	Previously Paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, and the Offer to Purchase dated August 6, 2012 filed as exhibit (a)(1)(i) thereto, originally filed with the United States Securities and Exchange Commission (the “SEC”) by SurModics, Inc., a Minnesota corporation (“SurModics” or the “Company”) on August 6, 2012, in connection with the Company’s offer to purchase up to $55 million in value of shares of its common stock, $0.05 par value per share (the “Shares”), at a price not greater than $19.00 nor less than $17.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Section (a) of Item 3 is amended and supplemented as follows:

The table under the sub-heading entitled “Incorporation by Reference” in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is hereby amended and replaced in its entirety with the following:

SEC Filings	Date Filed
Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended September 30, 2011	December 14, 2011 (10-K) February 14, 2012 (10-K/A)

Quarterly Reports on Form 10-Q	February 14, 2012, May 10, 2012 and August 9, 2012

Current Reports on Form 8-K	November 21, 2011, February 6, 2012, February 10, 2012, May 8, 2012, August 1, 2012 and August 6, 2012

Definitive Proxy Statement for our 2012 annual meeting of shareholders	December 22, 2011

ITEM 11.	ADDITIONAL INFORMATION

(a) Section (a) of Item 11 is amended and supplemented as follows:

The table under the sub-heading entitled “Incorporation by Reference” in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is hereby amended and replaced in its entirety with the following:

SEC Filings	Date Filed
Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended September 30, 2011	December 14, 2011 (10-K) February 14, 2012 (10-K/A)

Quarterly Reports on Form 10-Q	February 14, 2012, May 10, 2012 and August 9, 2012

Current Reports on Form 8-K	November 21, 2011, February 6, 2012, February 10, 2012, May 8, 2012, August 1, 2012 and August 6, 2012

Definitive Proxy Statement for our 2012 annual meeting of shareholders	December 22, 2011

ITEM 12.	EXHIBITS

Item 12 is amended and supplemented by adding the following exhibit:

(d)(22)	Letter from Starboard Value and Opportunity Fund Ltd. dated August 4, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SurModics, Inc.

Dated: August 9, 2012	By:	/s/ Gary R. Maharaj
	Name:	Gary R. Maharaj
	Title:	President and Chief Executive Officer